Exhibit 99.3

FORM 10

NOTICE OF PROPOSED SIGNIFICANT TRANSACTION (not involving an issuance or potential issuance of a listed security)1

Name of Listed Issuer:	Curaleaf Holdings, Inc.	(the “Issuer”).

Trading Symbol:	CURA

Issued and Outstanding Securities of the Issuer Prior to Transaction:	570,255,774

Date of News Release Fully Disclosing the Transaction:	January 11, 2021

1.	Transaction

1.	Provide details of the transaction including the date, description and location of assets, if applicable, parties to and type of agreement (eg: sale, option, license, contract for Investor Relations Activities etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

On January 11, 2021, the Issuer announced that it has successfully completed a new USD $50 million, three-year secured revolving credit facility. The proceeds from borrowings under this facility are expected to be used to fund capital expenditures to support future growth initiatives, potential acquisitions, as well as for general corporate purposes.

The new three-year secured revolving credit facility has a maturity date of January 10, 2024. Borrowings under the facility bear interest on any outstanding principal of 10.25%. The facility was fully drawn at closing.

The credit facility provides for an “unused line fee” in an amount equal to 6% per annum. The credit facility may not be prepaid during the first 12 months. After the first anniversary but before the second anniversary of funding, the facility is subject to a prepayment premium of 5.125%. After the second anniversary but before the date that is the thirty-month anniversary of the funding, the facility is subject to a prepayment premium of 2.5%.

1 If the transaction involved the issuance of securities, other than debt securities that are not convertible into listed securities, use Form 9.

FORM 10 - NOTICE OF PROPOSED

SIGNIFICANT TRANSACTION

January2015

2.	Provide the following information in relation to the total consideration for the transaction (including details of all cash, non-convertible debt securities or other consideration) and any required work commitments:

See item 1 above.

(a)	Total aggregate consideration in Canadian dollars:

(b)	Cash:

(c)	Other:

(d)	Work commitments:

3.	State how the purchase or sale price and the terms of any agreement were determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc).

Arm’s length negotiation.

4.	Provide details of any appraisal or valuation of the subject of the transaction known to management of the Issuer:

Not applicable.

5.	If the transaction is an acquisition, details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired:

Not applicable.

6.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the transaction (including warrants, options, etc.):

As compensation for arranging the facility, the Issuer has agreed to pay Seaport Global Securities LLC, as sole placement agent, a cash placement fee equal to 1.20% of the principal amount available under the facility, as well as certain other out-of-pocket fees and expenses incurred by Seaport Global Securities LLC.

FORM 10 - NOTICE OF PROPOSED

SIGNIFICANT TRANSACTION

January2015

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the transaction (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer):

(b)	Cash.

(c)	Other.

7.	State whether the vendor, sales agent, broker or other person receiving compensation in connection with the transaction is a Related Person or has any other relationship with the Issuer and provide details of the relationship.

Not applicable.

8.	If applicable, indicate whether the transaction is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months.

Not applicable.

2.	Development

Provide details of the development. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

Not applicable.

FORM 10 - NOTICE OF PROPOSED

SIGNIFICANT TRANSACTION

January2015

3.       Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	To the knowledge of the Issuer, at the time an agreement in principle was reached, no party to the transaction had knowledge of any undisclosed material information relating to the Issuer, other than in relation to the transaction.

3.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

4.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

5.	All of the information in this Form 10 Notice of Proposed Significant Transaction is true.

FORM 10 - NOTICE OF PROPOSED

SIGNIFICANT TRANSACTION

January2015

Dated January 11, 2021.
Michael Carlotti
Name of Director or Senior Officer

/s/ Michael Carlotti
Signature

Chief Financial Officer
Official Capacity

FORM 10 - NOTICE OF PROPOSED

SIGNIFICANT TRANSACTION

January2015